                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                               MESA OFFSHORE TRUST
                                (Name of Issuer)

                          Units of Beneficial Interest
                         (Title of Class of Securities)

                                    590650107
                                 (CUSIP Number)

                               Charles A. Sharman
                               MOSH Holding, L.P.
                               Nine Greenway Plaza
                                   Suite 3040
                              Houston, Texas 77046
                                 (713) 655-1195
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 28, 2005
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  590650107                                           Page 2 of 9 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Mosh Holding, L.P.,  EIN  74-3090311
1
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                   (b) [ ]

2
--------------------------------------------------------------------------------
              SEC USE ONLY

3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              AF, WC
4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
6
--------------------------------------------------------------------------------
NUMBER OF                                   SOLE VOTING POWER
                                            0
SHARES                          7
                                -----------------------------------------------
BENEFICIALLY                                SHARED VOTING POWER
                                            7,332,887
OWNED BY                        8
                                -----------------------------------------------
EACH                                        SOLE DISPOSITIVE POWER
                                            0
REPORTING                       9
                                -----------------------------------------------
PERSON WITH                                 SHARED DISPOSITIVE POWER
                                            7,332,887
                                10
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,332,887
11
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.2%
13
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
              PN
14
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  590650107                                           Page 3 of 9 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Mosh Holding I, L.L.C., EIN 74-3090308
1
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                   (b) [ ]
2
--------------------------------------------------------------------------------
              SEC USE ONLY

3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              AF
4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
6
--------------------------------------------------------------------------------
NUMBER OF                                    SOLE VOTING POWER
                                             0
SHARES                           7
                                 -----------------------------------------------
BENEFICIALLY                                 SHARED VOTING POWER
                                             7,332,887
OWNED BY                         8
                                 -----------------------------------------------
EACH                                         SOLE DISPOSITIVE POWER
                                             0
REPORTING                        9
                                 -----------------------------------------------
PERSON WITH                                  SHARED DISPOSITIVE POWER
                                             7,332,887
                                 10
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,332,887
11
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.2%
13
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
              OO
14
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 590650107                                            Page 4 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Timothy M. Roberson
1
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                   (b) [ ]
2
--------------------------------------------------------------------------------
              SEC USE ONLY

3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              AF
4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
6
--------------------------------------------------------------------------------
NUMBER OF                                    SOLE VOTING POWER
                                             0
SHARES                           7
                                 -----------------------------------------------
BENEFICIALLY                                 SHARED VOTING POWER
                                             7,332,887
OWNED BY                         8
                                 -----------------------------------------------
EACH                                         SOLE DISPOSITIVE POWER
                                             0
REPORTING                        9
                                 -----------------------------------------------
PERSON WITH                                  SHARED DISPOSITIVE POWER
                                             7,332,887
                                 10
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,332,887
11
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.2%
13
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
              IN
14
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 590650107                                            Page 5 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Joseph F. Langston, Jr.
1
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                   (b) [ ]

2
--------------------------------------------------------------------------------
              SEC USE ONLY

3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              AF
4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
6
--------------------------------------------------------------------------------
NUMBER OF                                    SOLE VOTING POWER
                                             0
SHARES                           7
                                 -----------------------------------------------
BENEFICIALLY                                 SHARED VOTING POWER
                                             7,332,887
OWNED BY                         8
                                 -----------------------------------------------
EACH                                         SOLE DISPOSITIVE POWER
                                             0
REPORTING                        9
                                 -----------------------------------------------
PERSON WITH                                  SHARED DISPOSITIVE POWER
                                             7,332,887
                                 10
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,332,887
11
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [ ] (See Instructions)
12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.2%
13
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
14            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 590650107                                            Page 6 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Charles A. Sharman
1
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                   (b) [ ]

2
--------------------------------------------------------------------------------
              SEC USE ONLY

3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              AF
4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
6
--------------------------------------------------------------------------------
NUMBER OF                                    SOLE VOTING POWER
                                             0
SHARES                           7
                                 -----------------------------------------------
BENEFICIALLY                                 SHARED VOTING POWER
                                             7,332,887
OWNED BY                         8
                                 -----------------------------------------------
EACH                                         SOLE DISPOSITIVE POWER
                                             0
REPORTING                        9
                                 -----------------------------------------------
PERSON WITH                                  SHARED DISPOSITIVE POWER
                                             7,332,887
                                 10
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,332,887
11
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [ ] (See Instructions)
12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.2%
13
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
14            IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         Item 1 to the Schedule 13D is amended to add the following:

         This Amendment No. 5 to Schedule 13D (this "STATEMENT") relates to the units of beneficial interest (the "UNITS") of Mesa Offshore Trust (the "TRUST"), created under the laws of the State of Texas.

         This Statement is being filed by and on behalf of Mosh Holding, L.P. ("MOSHLP"), a Texas limited partnership, Mosh Holding I, L.L.C. ("MOSHLLC") a Texas limited liability company, Timothy M. Roberson, Joseph F. Langston, Jr. and Charles A. Sharman. (Messrs. Roberson, Langston and Sharman, together with MOSHLP and MOSHLLC, hereinafter, the "REPORTING PERSONS").

         This Statement hereby amends the Schedule 13D filed on June 24, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on September 5, 2003, Amendment No. 2 to the Schedule 13D filed on September 22, 2003, Amendment No. 3 to the Schedule 13D filed on December 9, 2003, Amendment No. 4 to the Schedule 13D filed on December 16, 2003, and Amendment No. 5 to the Schedule 13D filed on May 13, 2005, as follows:

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D remains unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D remains unchanged.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Item 4 of the Schedule 13D is amended in its entirety by substituting the following:

         The Mesa Offshore Trust Indenture ("Trust Indenture") provides that the Trust will terminate upon the first to occur of the following events: (i) the total amount of cash received per year by the Trust for each of three successive years commencing after December 31, 1987 is less than ten times one-third of the total amount payable to the Trustee as compensation for such three year period (the "Termination Threshold") or (ii) a vote by holders of a majority of the outstanding Units in favor of termination of the Trust. Upon termination of the Trust, the Trustee will sell for cash all the assets held in the Trust estate and make a final distribution to holders of the Units of the Trust (the "Unitholders") of any funds remaining after all Trust liabilities have been satisfied.

         Rather than waiting for the termination of the Trust, the Reporting Persons originally intended to request that the Trustee submit to the Unitholders for approval a proposal to immediately sell the remaining assets of the Trust in a public auction and distribute the proceeds to the Unitholders after all Trust liabilities have been satisfied. Before the Trustee would have submitted this proposal to the Unitholders for approval, the Trustee would have had to have received a request from holders of at least 10% of the outstanding Units that the proposal to terminate the Trust be submitted to the Unitholders for approval. After acquiring 10% of the outstanding Units, the Reporting Persons met with the Trustee to determine the feasibility of calling a meeting of the Unitholders for the purpose of voting on the early termination of the Trust. After receiving additional information from the Trustee, the Reporting Persons postponed indefinitely their plan to call a meeting of the Unitholders.

         On March 31, 2004, the Trustee disclosed in the Trust's Annual Report on Form 10-K, that "As a result of continued declines in production on Royalty Properties nearing the end of their estimated productive lives, Royalty income received by the Trust in 2002, 2003 and 2004 fell below the Termination Threshold prescribed by the Trust Indenture, resulting in the contractual termination of the Trust effective after December 31, 2004." The Reporting Persons currently intend to take all actions that they deem necessary or appropriate to ensure that the letter and spirit of the documents governing the operation of the Trust are strictly enforced so that the Unitholders receive the largest possible return upon the orderly termination of the Trust. In this regard, on April 11, 2005, MOSHLP brought suit against Pioneer Natural Resources Company ("PNRC"), Pioneer Natural Resources USA, Inc. ("PNR"), Woodside Energy
(USA) Inc. ("Woodway"), and JPMorgan Chase Bank, NA ("JP Morgan"), as Trustee of the Trust, in the District Court of Travis County, Texas, 250th Judicial District, Case No. GN501113, seeking damages arising out of the management of the Trust's properties in violation of the constituent documents of the Trust.

         On November 28, 2005, MOSHLP filed an amended complaint in its case against PNRC, PNR, Woodway and JP Morgan (collectively, the "Defendants"). In its amended complaint, MOSHLP plead for, among other things: (a) removal of JP Morgan as Trustee of the Trust, (b) an injunction against the Defendants from taking any action that would terminate the Trust, and (c) the appointment of a Temporary Trustee pending a trial on the merits of MOSHLP's complaint. MOSHLP also proposed that Timothy M. Roberson, manager of MOSHLLC, the sole general partner of MOSHLP, be appointed as Temporary Trustee.

         In addition, the Reporting Persons and their representatives and advisers may communicate with other Unitholders, industry participants and other interested parties concerning the Trust, and may exercise any and all of their respective rights as Unitholders of the Trust in a manner consistent with their interests.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D remains unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D remains unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D remains unchanged.

                                   SIGNATURES


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated: November 30, 2005


                                           MOSH HOLDING, L.P.


                                           By:     MOSH HOLDING I, L.L.C.,
                                                   its General Partner

                                           By:     /s/ Timothy M. Roberson
                                              --------------------------------
                                                   Timothy M. Roberson, Manager


                                           MOSH HOLDING I, L.L.C.


                                           By:     /s/ Timothy M. Roberson
                                              --------------------------------
                                                   Timothy M. Roberson, Manager


                                           /s/ Timothy M. Roberson
                                           -------------------------------------
                                           Timothy M. Roberson


                                           /s/ Joseph F. Langston, Jr.
                                           -------------------------------------
                                           Joseph F. Langston, Jr.


                                           /s/ Charles A. Sharman
                                           -------------------------------------
                                           Charles A. Sharman